3-12-02

1014925
0-28556

02024315

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 12, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein as Exhibit 1 is Registrant's Immediate Notice dated March 10, 2002.

BUSINESS NEWS

FOR IMMEDIATE RELEASE

The Israeli Cable Television Broadcasting and Satellite Council Approves Merger of Cable Companies

NETANYA, Israel – March 10, 2002 –Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that in a press release issued by the Israeli Cable Television Broadcasting and Satellite Council on Thursday, March 7, 2002, the Council announced its approval of the merger of Matav with the two other Israeli Cable operators. The result of the merger will be a nationwide cable television provider with approximately 1,150,000 subscribers.

The merger still requires an approval of the Israeli Antitrust Director General, and other regulatory approvals.

The Council's approval requires the fulfillment of several conditions by the merged company.

Matav expects to receive the Council's official resolution regarding the merger in the next few days, and after that shall issue a more comprehensive press release.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to

differ materially from those contemplated

in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel — Matav Cable Systems — Tel.+972-9-860-2261

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: March 12, 2002